Business Number E0305332018-1
Filing Number 20211141815
Filed On 12/31/2020 3:13:00 PM
Number of Pages 2

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).

2. Name of document with inaccuracy or defect.

3. Filing date of document with inaccuracy or defect.

4. Brief description of inaccuracy or defect.

5. Correction of inaccuracy or defect.

6. Must be signed by Authorized Signer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: SOCIETY PASS INCORPORATED
Entity or Nevade Business Identification Number (NVID): E0305332018-1

2. Document:	Name of document with inaccuracy or defect: Certificate of Designation dated June 29, 2018

3. Filing Date:	Filing date of document which correction is being made: 06/29/2018

4. Description:	Description of inaccuracy or defect: Section 7 of the Certificate of Designation is amended and restated in its entirety as provided in Exhibit A.

5. Correction:	Correction of inaccuracy or defect: Section 7 of the Certificate of Designation is amended and restated in its entirety as provided in Exhibit A.

6. Signature: (Required)	/s/ Dennis Nguyen	12/31/2020

1

7. Conversion. The Series A Preferred Stock held by a Holder may be converted into validly issued, fully paid and non-assessable shares of Common Stock on the terms set forth in this Section 7.

(a)    Conversion. Upon consummation of the I PO, at the option and discretion of the Corporation, each share of Series A Preferred Stock shal I automatically convert. through no further action on the part of the Holder, into that number of shares of Common Stock equal to the quotient of (A) the Conversion Amount divided by (8) the Conversion Price. For the purpose of this Section 7(a), the "Co nv ersion Price' ' shall be equal to the !PO Price to Public (rounded to two decimal places), as adjusted for stock splits, stock divi dends , stock comb in ations, recapitaliz ations, or the like that occur after the Original Issuance Date in accordance with Section 11. The Corporation may al ternat ively, at the Corporation's option and d is cretion, redeem and repurchase the Series A Preferred Stock, from the Holders thereof, at the Stated Value of the Series A Preferred Stock.

(b)  Mechanics of Conversion. To convert Series A Preferred into shares of Common Stock, the Corporation shall deliver (whether via facsimile or otherwise) a copy of a properly and fully-completed and executed notice of conversion in the form attached hereto as Exhibit A (the "Conversion Notice") to the Holder. On or before the third Business Day, the Corporation shall instruct the Transfer Agent to issue and deliver (via reputable overnight courier) to the Holder a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled, with the legends required by applicable law. The Holder shall not be required to physically surrender the Series A Preferred Stock in connection with any conversion in accordance with this Section 7.

(c)  No Fractional Shares; Transfer Taxes. The Corporation shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shal I round such fraction of a share of Common Stock up to the nearest whole share. The Corporation shall pay any and all trans fer, stamp, issuance and similar taxes that may be payable with respect to the issuance and delivery of Common Stock upon any conversion.